FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

June 20, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is June 20, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer has arranged a $2,387,500 brokered private placement of up to 1,030,000 units at a price of $1.75 per Unit and up to 300,000 flow-through units at a price of $1.95 per FT Unit.  Each unit consists of one common share and one-half of a transferable common share purchase warrant.  Each full warrant is exercisable for 18 months from closing at an exercise price of $2.25.  Each FT unit will consist of one flow-through share and one-half of a Warrant.

Item 5.	Full Description of Material Change

The Issuer has arranged a brokered private placement, on a commercially reasonable efforts basis, of up to 1,030,000 units (the “Units”) at a price of $1.75 per Unit and up to 300,000 flow-through units (the “FT Units”) at a price of $1.95 per FT Unit to raise total gross proceeds of up to $2,387,500 (the “Offering”).  Each Unit will consist of one common share of the Company (“Share”) and one-half of a transferable common share purchase warrant.  Each full warrant (the “Warrant”) will be exercisable to acquire one additional Share for a period of 18 months from closing at an exercise price of $2.25.  Each FT Unit will consist of one flow-through Share and one half of a Warrant.  The FT Units have been fully subscribed for.

Pacific International Securities Inc. (“Agent”) will act as agent for the Offering, and will receive a commission of 7% of the gross proceeds of the Offering, payable in cash or Units at the election of the Agent.  In addition, the Agent will receive compensation options equal to 10% of the aggregate number of Units and FT Units sold under the Offering.  Each compensation option will entitle the Agent to purchase one Share at a price of $2.00 (the “Compensation Option”) for a period of eighteen months following the closing of the Offering.  The Issuer will also pay the Agent’s costs and expenses of the Offering.

All securities issued in the Offering will have a hold period in Canada of four months from the closing of the Offering.

The net proceeds from the non-flow through portion of the Offering are intended to be used to fund exploration programs on the Issuer’s uranium exploration projects in Argentina and for ongoing mineral property investigations and potential acquisitions, and for general working capital.   The gross proceeds from the flow-through portion of the Offering will be used for general exploration expenditures on the Issuer’s Mackenzie Gold Project, British Columbia, which will constitute Canadian exploration expenses (as defined in the Income Tax Act) and will be renounced for the 2006 taxation year.

The Offering is subject to completion of satisfactory due diligence by the Agent with respect to the Issuer, completion and execution of appropriate documentation, acceptance for filing by the TSX Venture Exchange of the Offering on behalf of the Issuer and receipt of any required regulatory approvals.

This material change report does not constitute an offer to sell, or a solicitation of an offer to sell, any of the foregoing securities in the United States.  None of the foregoing securities have been and, nor will they be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jerry Pogue, Acting President

Business Telephone No.:  (604) 331-0096

Item 9.	Date of Report

June 23, 2006